

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Mark A. Goldsmith, M.D., Ph.D.
President and Chief Executive Officer
Revolution Medicines, Inc.
700 Saginaw Drive
Redwood City, CA 94063

>   **Re: Revolution Medicines, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 21, 2021**
>   **CIK No. 0001628171**

Dear Mr. Goldsmith:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact David Gessert at 202-551-2326 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences